SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3)*

                         Sylvan Learning Systems, Inc.
                         -----------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   871399101
                                 -------------
                                (CUSIP Number)

                               Michael D. Weiner
                          Apollo Management IV, L.P.
                     1999 Avenue of the Stars, Suite 1900
                                (310) 201-4100
              --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 2003
                                 -------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 9 Pages)

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CUSIP No.   871399101              SCHEDULE 13D/A                   Page 2 of 9
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  1,771,973 shares of Common Stock
    NUMBER OF SHARES              (see Item 5 below)
   BENEFICIALLY OWNED      -----------------------------------------------------
         BY EACH           8      SHARED VOTING POWER
    REPORTING PERSON              1,870,416 shares of Common Stock
          WITH                    (see Item 5 below)
                           -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  1,771,973 shares of Common Stock
                                  (see Item 5 below)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,870,416 shares of Common Stock
                                  (see Item 5 below)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,771,973 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.14% (see Item 5 below)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.   871399101              SCHEDULE 13D/A                   Page 3 of 9
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  98,443 shares of Common Stock
    NUMBER OF SHARES              (see Item 5 below)
   BENEFICIALLY OWNED      -----------------------------------------------------
         BY EACH           8      SHARED VOTING POWER
    REPORTING PERSON              1,870,416 shares of Common Stock
          WITH                    (see Item 5 below)
                           -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  98,443 shares of Common Stock
                                  (see Item 5 below)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,870,416 shares of Common Stock
                                  (see Item 5 below)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           98,443 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.23% (see Item 5 below)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.   871399101              SCHEDULE 13D/A                   Page 4 of 9
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  0 shares of Common Stock
    NUMBER OF SHARES              (see Item 5 below)
   BENEFICIALLY OWNED      -----------------------------------------------------
         BY EACH           8      SHARED VOTING POWER
    REPORTING PERSON              1,870,416 shares of Common Stock
          WITH                    (see Item 5 below)
                           -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  0 shares of Common Stock
                                  (see Item 5 below)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,870,416 shares of Common Stock
                                  (see Item 5 below)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,416 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.37% (see Item 5 below)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.   871399101              SCHEDULE 13D/A                   Page 5 of 9
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Management IV, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  0 shares of Common Stock
    NUMBER OF SHARES              (see Item 5 below)
   BENEFICIALLY OWNED      -----------------------------------------------------
         BY EACH           8      SHARED VOTING POWER
    REPORTING PERSON              1,870,416 shares of Common Stock
          WITH                    (see Item 5 below)
                           -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  0 shares of Common Stock
                                  (see Item 5 below)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  1,870,416 shares of Common Stock
                                  (see Item 5 below)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,416 shares of Common Stock (see Item 5 below)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.37% (see Item 5 below)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

CUSIP No.    871399101             SCHEDULE 13D/A                   Page 6 of 9
-------------------------------------------------------------------------------


         This Amendment No. 2 (this "Report") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on March 6, 2000 (the "Initial Schedule 13D"), as amended by Amendment No. 1 on Schedule 13D/A, filed with the SEC on February 20, 2003 and Amendment No. 2 on Schedule 13D/A, filed with the SEC on March 12, 2003, relating to shares of common stock, $.01 par value per share (the "Common Stock"), of Sylvan Learning Systems, Inc., a Maryland corporation (the "Issuer"). Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Report on behalf of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV") and Apollo Management IV, L.P., a Delaware limited partnership ("Management IV"). Fund IV, Overseas IV, Advisors IV and Management IV are referred to collectively as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.

Item 4.      Purpose of Transaction.

         Item 4 of the Initial Schedule 13D is hereby amended and restated as follows:

         Pursuant to a Purchase Agreement, dated as of February 23, 2000, by and among Fund IV, Overseas IV and the Issuer, Fund IV and Overseas IV purchased an aggregate of $80 million principal amount of the Convertible Debentures. Concurrently therewith, the Issuer and Management IV, on behalf of Fund IV and Overseas IV (the "Apollo Entities"), entered into an Investors Agreement (the "Investors Agreement"), generally providing for transfer restrictions on the Convertible Debentures, nomination rights for two board designees, restrictions on purchases of voting securities of the Issuer and certain corporate governance rights, and the Issuer entered into a Registration Rights Agreement granting certain registration rights to the Apollo Entities. In connection with the closing of the transactions contemplated by the Asset Purchase Agreement described below, the Apollo Entities and the Issuer amended certain provisions of the Investors Agreement (the "Investors Amendment"). With the exceptions of an amended right of the Apollo Entities to nominate one person to the board of directors of Issuer as long as the Apollo Entities own, directly or upon conversion of the Convertible Debentures, at least 1,000,000 shares of Common Stock, and amendments regarding the restrictions on the purchase of voting securities of the Issuer, the Investors Amendment eliminated all of the remaining covenants contained in the Investors Agreement.

         On March 10, 2003, Educate Operating Company, LLC, a Delaware limited liability company ("Operating Company"), Educate, Inc., a Delaware corporation, Apollo Sylvan, a Delaware limited liability company, Apollo Sylvan II, a Delaware limited liability company (collectively, the "Purchasers"), the Issuer, Sylvan Ventures, LLC, a Delaware limited liability company ("Ventures"), and Management IV entered into an Asset Purchase Agreement, which was subsequently amended on June 30, 2003 (the "Asset Purchase Agreement") pursuant to which the Issuer and Ventures agreed to sell the Issuer's K-12 educational business and Ventures'

CUSIP No.    871399101             SCHEDULE 13D/A                   Page 7 of 9
-------------------------------------------------------------------------------


interests in its subsidiaries, Connections Academy, Inc. and eSylvan, Inc. (collectively, the "Targeted Businesses"). The Purchasers were formed in connection with this transaction.

         On June 30, 2003, in connection with the closing of the transactions under the Asset Purchase Agreement (the "Closing"), the Purchasers delivered to the Issuer and Ventures the purchase price for the Targeted Businesses, which included an amount of the Issuer's 5% Convertible Subordinated Debentures due 2010 (the "Convertible Debentures"), otherwise held by the Purchasers, with a Debenture Value (as defined in the Asset Purchase Agreement) of $72,450,000. The Debenture Value was calculated in accordance with the Asset Purchase Agreement, and was based upon the average closing price for the 15 trading days preceding the Closing. Using the formulas set forth in the Asset Purchase Agreement and the conversion price of $15.735 of principal amount of Convertible Debentures per share of the Issuer's Common Stock, the Purchasers, on behalf of the Reporting Persons, delivered $50,569,000 face amount of Debentures to the Issuer, which represents 3,213,791 shares of Common Stock and a Debenture Value of $72,450,000.

         The Reporting Persons have the right to change their investment intent, to propose one or more possible transactions to the Board of Directors of the Issuer, to acquire additional Convertible Debentures or shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Convertible Debentures or shares of Common Stock beneficially owned by them in any manner permitted by law.

Item 5.      Interest in Securities of the Issuer.

         Parts (a) and (b) of Item 5 of the Initial Schedule 13D are hereby amended and restated as follows:

         (a) The calculations included herein are based on a total of 42,846,531 shares of Common Stock outstanding as of the date of this Report (40,976,115 shares of Common Stock outstanding as of May 12, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2003, which shares do not include convertible securities, plus 1,870,416 shares of Common Stock issuable to the Reporting Persons upon conversion of the Convertible Debentures). As set forth in Item 4, in connection with the Closing, the Purchasers, on behalf of the Reporting Persons, delivered to the Issuer $50,569,000 face amount of Convertible Debentures as part of the purchase price for the Targeted Businesses. The Reporting Persons, after giving effect to the transactions contemplated by the Asset Purchase Agreement, have, by reason of their ownership, beneficial ownership of an aggregate of $29,431,000 principal amount of Debentures, which at the conversion price of $15.735 of principal amount of Convertible Debentures per share of the Issuer's Common Stock, represents 1,870,416 shares of Common Stock and approximately 4.37% of the outstanding shares of Common Stock.

         (b) Fund IV has sole voting and sole dispositive power with respect to an aggregate of 1,771,973 shares of Common Stock. Overseas IV has sole voting and sole dispositive power with respect to an aggregate of 98,443 shares of Common Stock. Advisors IV, as the general partner of Fund IV and the managing general partner of Overseas IV, and Apollo Management IV, as the manager of Fund IV and Overseas IV, may be deemed to have voting and dispositive power over

CUSIP No.    871399101             SCHEDULE 13D/A                   Page 8 of 9
-------------------------------------------------------------------------------


the shares of Common Stock over which Fund IV and Overseas IV, respectively, have voting and dispositive power.

Item 7.             Materials to Be Filed as Exhibits.

Exhibit 1* Asset Purchase Agreement, dated as of March 10, 2003, by and among Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Educate, Inc., Sylvan Learning Systems, Inc., Sylvan Ventures, LLC and Apollo Management IV, L.P.

Exhibit 2 First Amendment to the Asset Purchase Agreement dated as of June 30, 2003, by and among Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Educate, Inc., Sylvan Learning Systems, Inc., Sylvan Ventures, LLC and Apollo Management IV, L.P.

Exhibit 3 First Amendment to the Investors Agreement dated as of June 30, 2003, by and between Sylvan Learning Systems, Inc. and Apollo Management IV, L.P.


* Previously filed with Amendment No. 2 to Schedule 13D/A, which was filed on March 12, 2003.

CUSIP No.    871399101             SCHEDULE 13D/A                   Page 9 of 9
-------------------------------------------------------------------------------

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2003

                APOLLO INVESTMENT FUND IV, L.P.

                By: Apollo Advisors IV, L.P., its General Partner
                    By: Apollo Capital Management IV, Inc., its General Partner

                    By:  /s/ Michael D. Weiner
                         -----------------------------------
                    Name:  Michael D. Weiner
                    Title: Vice President, Apollo Capital Management IV, Inc.


                APOLLO OVERSEAS PARTNERS IV, L.P.

                By: Apollo Advisors IV, L.P., its Managing General Partner
                    By: Apollo Capital Management IV, Inc., its General Partner

                    By:  /s/ Michael D. Weiner
                         -----------------------------------
                    Name:  Michael D. Weiner
                    Title: Vice President, Apollo Capital Management IV, Inc.


                APOLLO ADVISORS IV, L.P.

                By: Apollo Capital Management IV, Inc., its General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------
                    Name:  Michael D. Weiner
                    Title: Vice President, Apollo Capital Management IV, Inc.


                APOLLO MANAGEMENT IV, L.P.

                By: AIM Management IV, Inc.

                    By:  /s/ Michael D. Weiner
                         -----------------------------------
                    Name:  Michael D. Weiner
                    Title: Vice President, Apollo Capital Management IV, Inc.